Exhibit 99.1

Azure Power Announces Results for Fiscal Third Quarter 2018

Mauritius, February 8, 2018: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the third quarter ended December 31, 2017.

Third Quarter 2018 Period Ended December 31, 2017 Operating Highlights:

•	Operating Megawatts were 805 MW, as of December 31, 2017, an increase of 57% over December 31, 2016.

•	Operating & Committed Megawatts were 1,580 MW, as of December 31, 2017, an increase of 48% over December 31, 2016.

•	Revenue for the quarter was INR 1,739.9 million (US$27.3 million), an increase of 83% over the quarter ended December 31, 2016.

•	Adjusted EBITDA for the quarter was INR 1,226.9 million (US$19.2 million), an increase of 76% over the quarter ended December 31, 2016.

Key Operating Metrics

Electricity generation during the nine months ended December 31, 2017 increased by 438 million kWh, or 105%, to 855 million kWh, compared to the same period in 2016. The increase in electricity generation was principally a result of additional capacity operating during the period.

Total revenue during the nine months ended December 31, 2017 was INR 5,441.6 million (US$ 85.3 million), up 90% from INR 2,865.4 million during the same period in 2016. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt operating for the nine months ended December 31, 2017 increased by INR 8.7 million (US$ 0.14 million) to INR 52.9 million (US$ 0.83 million), as compared to the same period in 2016. The project cost per megawatt was higher due to the use of higher-cost domestic modules as required by the Power Purchase Agreement “PPA” and purchased land compared to lower-cost open source modules and leased land in the corresponding previous period.

As of December 31, 2017, our operating and committed megawatts increased by 509 MW to 1,580 MW compared to December 31, 2016 as a result of winning new projects. In addition, we won a 250 MW contract with NTPC Vidyut Vyapar Nigam (NVVN) in October 2017 for which we are seeking clarity with regards to signing off on the PPA given the recent MNRE advisory that no tenders will progress under the DCR category for private developers.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of December 31,
	2016	2017
	INR	INR	US$
Nominal contracted payments (in thousands)	256,312,193	321,241,800	5,032,771
Total estimated energy output (kilowatt hours in millions)	44,745	70,956

Nominal contracted payments increased from December 31, 2016 to December 31, 2017 as a result of the Company entering into additional PPAs. Over time, the Company has seen falling benchmark tariffs as reported by Central Electricity Regulatory Commission, in line with the reduction in solar module prices.

Portfolio Run-Rate

Portfolio run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio run-rate and estimated annual energy output as of the reporting dates. The portfolio run-rate has not been discounted to arrive at the present value.

	As of December 31,
	2016	2017
	INR	INR	US$
Portfolio run-rate (in thousands)	11,049,222	14,007,890	219,456
Estimated annual energy output (kilowatt hours in millions)	1,932	2,587

Portfolio run-rate increased by INR 2,958.7 million (US$ 46.4 million) to INR 14,007.9 million (US$ 219.5 million) as of December 31, 2017, as compared to December 31, 2016, due to an increase in operational and committed capacity.

Third Quarter Period ended December 31, 2017 Consolidated Financial Results:

Operating Revenue

Operating revenue in the quarter ended December 31, 2017 was INR 1,739.9 million (US$ 27.3 million), an increase of 83% from INR 948.8 million over the same period in 2016. The increase in revenue was driven by the commissioning of new projects.

Cost of Operations

Cost of operations in the quarter ended December 31, 2017 increased by 90% to INR 158.4 million (US$ 2.5 million) from INR 83.2 million in the same period in 2016. The increase was primarily due to plant maintenance cost for newly commissioned projects which was partially offset by the implementation of improved O&M methods which improved plant productivity. This includes INR 8.7 million (US$ 0.1 million) of non-cash expense, which pertains to the amortisation of lease expense.

General and Administrative Expenses

General and administrative expenses for the quarter ended December 31, 2017 increased by INR 185.3 million (US$ 2.9 million), to INR 354.5 million (US$ 5.6 million) compared to the same period in 2016. However, due to a delay by the government in bundling of thermal power with solar power production at one of our recently commissioned project, we recorded a one-time charge of INR 83.6 million (US$ 1.3 million). Our project contract period was extended by the duration of the delay by the government.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended December 31, 2017 increased by INR 224.7 million (US$ 3.5 million), or 90%, to INR 474.9 million (US$ 7.4 million) compared to the same period in 2016. The principal reason for the increase was capitalization of new projects during the period from December 31, 2016 to December 31, 2017.

Interest Expense, Net

Net interest expense during the quarter ended December 31, 2017 increased by INR 639.6 million (US$ 10.0 million), or 130%, to INR 1,130.0 million (US$ 17.7 million) compared to the same period in 2016. Interest expense increased on account of borrowings for new projects and was partially offset by the increased interest income on investments during the quarter ended December 31, 2017.

Gain / Loss on Foreign Currency Exchange

The Indian rupee depreciated against the U.S. dollar by INR 1.3 to US$ 1.00 (2.0%) during the period from September 30, 2016 to December 31, 2016, while the Indian rupee appreciated against the U.S. dollar by INR 1.5 to US$ 1.00 (2.2%) during the period from September 30, 2017 to December 31, 2017. This appreciation during the period from September 30, 2017 to December 31, 2017 resulted in a foreign exchange gain of INR 90.8 million (US$ 1.4 million), compared to a loss of INR 135.6 million during the same period in 2016.

Income Tax Expense / Benefit

The income tax benefit increased during the quarter ended December 31, 2017 by INR 485.6 million (US$ 7.6 million) to INR 150.9 million (US$ 2.4 million), compared to the same period in 2016. The increase in the income tax benefit was primarily on account of the commissioning of new projects. During the current quarter, we recorded non-cash income tax benefit amounting to INR 150.9 million (US$ 2.4 million) and there was no cash outflow relating to income taxes during the period.

Net Loss

The net loss for the quarter ended December 31, 2017 was INR 136.1 million (US$ 2.1 million), as compared to a net loss of INR 514.3 million for the quarter ended December 31, 2016, a decrease in loss of INR 378.1 million (US$ 5.9 million) as compared to the same period in 2016. This was primarily due to an increase in revenue during the quarter ended December 31, 2017, compared to December 31, 2016.

Cash Flow and Working Capital

Cash generated from operating activities for the nine months ended December 31, 2017 of INR 405.5 million (US$ 6.4 million), INR 181.8 million (US$ 2.8 million) higher than the prior comparable period, primarily due to an increase in revenue during the current period.

Cash used in investing activities, for the nine months ended December 31, 2017 was INR 15,406.9 million (US$ 241.3 million), compared to INR 14,601.8 million for the prior comparable period. The cash used in investing activities was higher due to purchases of property plant and equipment for new projects as compared to the prior comparable period.

Cash generated from financing activities was INR 16,757.0 (US$ 262.5 million) for the nine months ended December 31, 2017, compared to INR 17,182.9 million for the prior comparable period. During the nine months ended December 31, 2017, the Company raised INR 42,712.0 million (US$ 669.2 million) of non-convertible debentures and project debt, including green bonds.

Liquidity Position

As of December 31, 2017, the Company had INR 11,740.7 million (US$ 183.9 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 3,631.6 million (US$ 56.9 million) as of December 31, 2017.

Adjusted EBITDA

Adjusted EBITDA was INR 1,226.9 million (US$ 19.2 million) for the third quarter ended December 31, 2017, compared to INR 696.4 million in the third quarter ended December 31, 2016. The increase was primarily due to the increase in revenue during the period.

Guidance for Fiscal Year 2018 and 2019

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. The Uttar Pradesh 40 MW and Andhra Pradesh 50 MW projects are expected to be materially complete by fiscal year end 2018. However, the government provided transmission interconnections are likely to roll over into the next fiscal year. As a result, we now expect 905 – 1,000 MWs will be operational by March 31, 2018. The delays in commissioning of the two mentioned projects is expected to have a limited impact on revenues for the fiscal year ending March 31, 2018 and, as a result, we reiterate our revenue guidance for fiscal year 2018 of US$ 118 - 125 million.

With a robust pipeline and strong execution capabilities, we expect to continue to deliver high growth in the next fiscal year ended March 31, 2019. For the fiscal year March 31, 2019, the Company is guiding to have 1,300 – 1,400 MWs operational, or a 30-55% year on year increase. In addition, the company is guiding to revenues of between US$ 143 – 151 million for fiscal year ending March 31, 2019.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Friday, February 9, 2018 at 8:30 a.m. US Eastern Time. The conference call can be accessed live by dialling 1-888-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and entering the passcode 4632044. Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Friday, February 16, 2018 and can be accessed by dialling 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10116458. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call.

Exchange Rate

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 63.83 to US$ 1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2017. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its inhouse engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization, and (d) loss (income) on foreign currency exchange. The Company believes Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by its management for internal reporting and planning purposes, including aspects of its consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. Some of these limitations include:

•	it does not reflect its cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on its outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com . For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2017 (INR)	2017 (INR)	2017 (US$)
	(audited)	(unaudited)
	(in thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	5,460,670	7,575,629	118,684
Investments in available for sale securities	3,296,797	4,165,110	65,253
Restricted cash	3,629,037	3,855,911	60,409
Accounts receivable, net	1,138,605	1,898,717	29,746
Prepaid expenses and other current assets	495,937	848,567	13,294

Total current assets	14,021,046	18,343,934	287,386
Restricted cash	1,383,414	260,240	4,077
Property, plant and equipment, net	40,942,608	53,305,939	835,124
Software, net	15,272	24,962	391
Deferred income taxes	31,429	425,410	6,665
Investments in held-to-maturity securities	6,631	6,947	109
Other assets	1,093,565	760,481	11,914

Total assets	57,493,965	73,127,913	1,145,666

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	2,460,240	558,075	8,743
Accounts payable	3,618,251	2,134,626	33,442
Current portion of long-term debt	1,554,806	775,471	12,149
Income taxes payable	232,420	—	—
Interest payable	189,309	862,284	13,509
Deferred revenue	79,937	79,758	1,250
Other liabilities	484,477	621,130	9,731

Total current liabilities	8,619,440	5,031,344	78,824
Long-term debt	31,142,762	51,791,293	811,394
Deferred revenue	1,383,691	1,384,190	21,686
Deferred income taxes	1,078,255	659,810	10,337
Asset retirement obligations	242,980	280,469	4,394
Other liabilities	109,151	706,109	11,062

Total liabilities	42,576,279	59,853,215	937,697

Redeemable non-controlling interest	390,827	—	—
Shareholders’ equity
Equity shares (US$ 0.000625 par value; 25,915,956 and 25,985,057 shares issued and outstanding as of March 31, 2017 and December 31, 2017)	1,073	1,076	17
Additional paid-in capital	18,904,151	19,002,461	297,704
Accumulated deficit	(5,723,420)	(6,738,709)	(105,573)
Accumulated other comprehensive income (loss)	40,326	(145,674)	(2,282)

Total APGL shareholders’ equity	13,222,130	12,119,154	189,866
Non-controlling interest	1,304,729	1,155,544	18,103

Total shareholders’ equity	14,526,859	13,274,698	207,969

Total liabilities and shareholders’ equity	57,493,965	73,127,913	1,145,666

AZURE POWER GLOBAL LIMITED

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2016	2017	2017	2016	2017	2017
	INR	INR	US$	INR	INR	US$
			(in thousands, except per share data)
Operating revenues:
Sale of power	948,804	1,739,850	27,258	2,865,408	5,441,579	85,251
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	83,160	158,384	2,481	245,046	476,597	7,467
General and administrative	169,206	354,542	5,554	584,715	769,224	12,051
Depreciation and amortization	250,265	474,930	7,441	732,566	1,357,667	21,270

Total operating cost and expenses	502,631	987,856	15,476	1,562,327	2,603,488	40,788

Operating income	446,173	751,994	11,782	1,303,081	2,838,091	44,463

Other expense:
Interest expense, net	490,298	1,129,929	17,702	1,740,686	4,334,514	67,907
Loss / (gain) on foreign currency exchange, net	135,558	(90,825)	(1,423)	200,090	(52,566)	(824)

Total other expenses	625,856	1,039,104	16,279	1,940,776	4,281,948	67,083

Loss before income tax	(179,683)	(287,110)	(4,497)	(637,695)	(1,443,857)	(22,620)

Income tax (expense) / benefit	(334,614)	150,948	2,365	(247,146)	274,023	4,293

Net loss	(514,297)	(136,162)	(2,132)	(884,841)	(1,169,834)	(18,327)

Net loss attributable to non-controlling interest	(24,240)	(69,761)	(1,093)	(25,801)	(203,916)	(3,194)

Net loss attributable to APGL	(490,057)	(66,401)	(1,039)	(859,040)	(965,918)	(15,133)

Accretion to Mezzanine CCPS	(32,858)	—	—	(227,528)	—	—
Accretion to redeemable non-controlling interest	(11,109)	15,700	246	(33,206)	(6,397)	(100)

Net loss attributable to APGL equity shareholders	(534,024)	(50,701)	(793)	(1,119,774)	(972,315)	(15,233)

Net loss per share attributable to APGL equity stockholders
Basic and diluted	(23)	(2)	(0.03)	(127)	(37)	(0.59)
Shares used in computing basic and diluted per share amounts
Equity shares	22,798,811	25,985,057		8,811,474	25,968,240

AZURE POWER GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2016	2017	2017	2016	2017	2017
	INR	INR	US$	INR	INR	US$
			(in thousands)
Net cash provided by operating activities	33,634	177,720	2,784	223,750	405,543	6,353
Net cash used in investing activities	(9,107,183)	(10,134,350)	(158,771)	(14,601,809)	(15,406,968)	(241,375)
Net cash provided by financing activities	8,852,986	1,406,012	22,027	17,182,896	16,756,967	262,525

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2016	2017	2017	2016	2017	2017
	INR	INR	US$	INR	INR	US$
			(in thousands)
Net Loss	(514,297)	(136,162)	(2,132)	(884,841)	(1,169,834)	(18,327)
Income tax expense / (benefit)	334,614	(150,948)	(2,365)	247,146	(274,023)	(4,293)
Interest expense, net	490,298	1,129,929	17,702	1,740,686	4,334,514	67,907
Depreciation and amortization	250,265	474,930	7,441	732,566	1,357,667	21,270
(Gain)/loss on Foreign currency exchange, net	135,558	(90,825)	(1,423)	200,090	(52,566)	(824)

Adjusted EBITDA	696,438	1,226,924	19,223	2,035,647	4,195,758	65,733